UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  January 31, 2001

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(State or other jurisdiction of incorporation)
0-30676  (Commission File Number)
Not Applicable
(IRS Employer Identification No.)

Parnassustoren, Locatellikade 1
1076 AZ Amsterdam, The Netherlands
011-31-20-575-5600
(Address of principal executive office)

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F  [ X ]            Form 40-F  [   ]

Indicate by check mark whether the registrant
by furnishing the information contained in
this Form is also thereby furnishing the information
to the Commission pursuant to Rule 12g3-2 (b)
under the Securities Exchange Act of 1934.
Yes        [   ]            No         [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.



TRADER.COM N.V.
FORM 6-K
TRADER.COM N.V., a corporation incorporated under the laws of The Netherlands
("Trader.com"), issued a press release dated January 31, 2001 announcing revenues increased by 32% in 2000.
The press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein:
Any statements contained in the press release of Trader.com that are not historical facts are forward-looking statements.
In particular, statements using the words "will,"
"will likely result," "are expected to," "will continue,"
"is anticipated," "estimates," "guidance," "outlook," "plans," "expects," "believes," "anticipates," or like terms or similar expressions, including statements regarding the adequacy of our cash flows, expected cash flows, expected future financial targets, EBITDA savings and margins, revenue growth and draw downs under our credit facility are by their nature predictions based upon current plans, expectations, estimates, and assumptions. Such statements are not promises or guarantees, and are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements.
Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's public filing on Form F-1 and the 1999 Annual Report on Form 20-F.
These documents are publicly on file with the U.S. Securities and Exchange Commission.

EXHIBITS
Exhibit No.	Exhibit
99.1	Press Release, dated January 31, 2001



SIGNATURES
Pursuant to the requirements of
the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	TRADER.COM N.V.
	(Registrant)
	By:  FRANCOIS JALLOT

	Name:  Mr. Francois Jallot
	Title:    CFO


Date : January 31, 2001




EXHIBIT INDEX
Exhibit No.	Exhibit
99.1	Press Release, dated January 31, 2001